Confirming Statement.

Paul J. Schlather has authorized Robert M. Loesch,
Suzanne K. Hanselman, Kathleen S. O'Connor,
John C. Corey and George E. Strickler signing singly as his true and lawful attorney-in-fact to execute for and on behalf of his Forms 3, 4, and 5 (and Form
ID) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder. This authority shall remain in full force and effect until Schlather is no longer required to file Forms 3, 4, and 5 with respect to his holdings of and transactions in securities issued by Stoneridge, Inc., unless earlier revoked by Schlather in a signed writing delivered to the authorized persons.